Exhibit 99.1

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”), pursuant to article 157, paragraph 4 of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários), hereby informs to its shareholders and to the market that the merger of Banco Itaú Chile (“BIC”) with and into CorpBanca (“CorpBanca”), under the agreement announced to the market through a notice of material fact on January 29, 2014 (“Merger”), was concluded on this date, after all necessary corporate and regulatory approvals have been obtained.

As a result of the Merger, Itaú Unibanco is now the controlling shareholder of the bank resulting therefrom (Itaú CorpBanca) with a 33.58% ownership of its total and outstanding capital.

Also on this date, Itaú Unibanco entered into a shareholders’ agreement of Itaú CorpBanca (“Shareholders’ Agreement”) together with Inversiones Gasa Limitada, Corp Group Holding Inversiones Limitada, Corp Group Banking S.A., Companía Inmobiliaria y de Inversiones Saga S.P.A. and CorpGroup Interhold S.P.A. (jointly, “Corp Group”). Such Shareholders’ Agreement sets forth Itaú Unibanco’s and Corp Group’s right to appoint members of the board of directors of Itaú CorpBanca according to each of their respective equity ownerships. Jointly, such shareholders have the right to appoint the majority of the members of the board of directors of Itaú CorpBanca, out of which Itaú Unibanco is entitled to appoint the majority. The chairmen and vice-chairmen of Itaú CorpBanca and its subsidiaries shall be appointed, respectively, by Corp Group and Itaú Unibanco. The senior management of Itaú CorpBanca and its subsidiaries shall be selected by Itaú Unibanco and ratified by the board of directors of Itaú CorpBanca. The Shareholders’ Agreement grants Itaú Unibanco control of Itaú CorpBanca, provides Corp Group with the right to approve certain strategic matters of Itaú CorpBanca together with Itaú Unibanco and sets forth the terms and conditions of share transfers between Itaú Unibanco and Corp Group as well as to third parties.

The consummation of the Merger reflects an important step in the internationalization process of Itaú Unibanco, consistent with its intention to become a leading bank in Latin America. As a result of the closing of the transaction, Itaú Unibanco moves from the 7th to the 4th position in the ranking of largest private banks in Chile in terms of loans and debut in the Colombian retail financial market through Banco CorpBanca Colombia S.A., the 5th largest local bank in terms of loans, which shall also operate under the “Itaú” brand. By means of this transaction, Itaú Unibanco and Corp Group set up a platform to channel growth and search for new business opportunities in the financial market in Chile, Colombia, Peru and Central America.

The realization of the earnings arising out of the commercial opportunities and operational synergies produced by the Merger is estimated to occur in the coming years, therefore, generating no relevant financial impacts in 2016. As of April 1, 2016, Itaú CorpBanca shall be consolidated into Itaú Unibanco’s financial statements, increasing its assets in approximately R$ 117 billion (December, 2015).

São Paulo (SP), April 1, 2016.

MARCELO KOPEL

Investor Relations Officer